UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

RELYPSA, INC.

(Name of Subject Company (Issuer))

VIFOR PHARMA USA INC.

(Offeror)

An Indirect Wholly Owned Subsidiary of

GALENICA AG

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK	759531106
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Oliver Kronenberg

Group General Counsel

Galenica AG

Untermattweg 8-P.O. Box

CH-3027 Bern, Switzerland

+41.58.852.81.11

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

Andrew Levine

Jeffrey Symons

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,634,452,064	$164,589

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 51,076,627 shares of common stock, $0.001 par value per share, of Relypsa, Inc. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 44,882,597 Shares issued and outstanding, (ii) 4,753,020 Shares issuable upon the exercise of outstanding options, (iii) 997,523 Shares issuable upon the vesting of outstanding restricted stock units, (iv) 255,149 Shares issuable upon the exercise of outstanding and unexpired warrants, and (v) 188,338 Shares estimated to be subject to issuance pursuant to Relypsa’s Employee Stock Purchase Plan), multiplied by (b) the offer price of $32.00 per Share. The foregoing share figures have been provided by the issuer to the offeror and are as of August 1, 2016, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $100.70 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$164,589	Filing Party:	Galenica AG Vifor Pharma USA Inc.
Form of Registration No.:	Schedule TO	Date Filed:	August 4, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the “SEC”) on August 4, 2016 (together with any amendments and supplements thereto, including Amendment No. 1 filed with the SEC on August 9, 2016, Amendment No. 2 filed with the SEC on August 17, 2016, Amendment No. 3 filed with the SEC on August 25, 2016, Amendment No. 4 filed with the SEC on August 25, 2016 and this Amendment No. 5, the “Schedule TO”). The Schedule TO relates to the tender offer by Vifor Pharma USA Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Galenica AG, a public limited company existing under the laws of Switzerland (“Galenica”), to purchase any and all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Relypsa, Inc., a Delaware corporation (“Relypsa”), at a price of $32.00 per Share (the “Offer Price”), payable to the holder thereof in cash, without interest and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated, August 4, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Offer to Purchase. This Amendment No. 5 is intended to amend and supplement Items 1 through 9, 11 and 12 (and the other Items referred to therein) of the Schedule TO as reflected below.

Items 1 through 9; Item 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired at 12:00 midnight, New York time, at the end of the day on Wednesday, August 31, 2016. All conditions to the Offer have been satisfied. Accordingly, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been irrevocably accepted for payment by Purchaser, and payment for such Shares will be made promptly in accordance with the terms of the Offer. The Depositary for the Offer has advised Galenica and Purchaser that, as of the Expiration Date, a total of 38,673,841 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 85.6% of the outstanding Shares. In addition, Notices of Guaranteed Delivery have been delivered with respect to 1,842,226 Shares that have not yet been tendered, representing approximately 4.1% of the outstanding Shares. The number of Shares tendered (excluding Shares delivered pursuant to Notices of Guaranteed Delivery for which the underlying Shares were not yet delivered) constitutes a majority of all outstanding Shares.

On September 1, 2016, Purchaser merged with and into Relypsa, without the affirmative vote of the stockholders of Relypsa in accordance with Section 251(h) of the DGCL, with Relypsa continuing as the surviving corporation and thereby becoming an indirect wholly owned subsidiary of Galenica. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than any Canceled Company Shares, the Accepted Company Shares and any Dissenting Shares) was converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on NASDAQ.”

The full text of the press release issued by Galenica on September 1, 2016 announcing the expiration and results of the Offer is attached hereto as Exhibit (a)(5)(H) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented with the following:

“(a)(5)(H)     Press Release issued by Galenica on September 1, 2016”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2016

Galenica AG

By:	/s/ Dr. Jörg Kneubühler
Dr. Jörg Kneubühler
Chief Financial Officer

By:	/s/ Dr. Andreas Walde
Dr. Andreas Walde
General Secretary

Vifor Pharma USA Inc.

By:	/s/ Dr. Oliver P. Kronenberg
Dr. Oliver P. Kronenberg
Secretary

By:	/s/ Colin Bond
Colin Bond
President and Chairman

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